  Allows additional cash investments from $100 to $10,000 per month.

    Dividends are used fully, since fractional and full shares are credited.

    Safekeeping service without charge.

Santander

BanCorp

Dear Shareholder:

Santander BanCorp (the "Company") is pleased to invite you to join our Dividend Reinvestment and Cash Purchase Plan (the "Plan"). The Plan provides holders of the Company´s common stock the opportunity to automatically invest the cash dividends to purchase more shares of common stock of the Company. Also, participants of the Plan may make, as frequently as once a month, optional cash payments for investment in additional shares of common stock. This plan, which is offered through our transfer agent, ChaseMellon Shareholder Services, is completely voluntary and has a safekeeping option for registered shares free of charge. Plan participants may join or leave the Plan at any time effective upon receipt of written notification.

Shareholders of record of the Company´s Common Stock are eligible to participate in the Plan by completing the Authorization Card and returning it to the transfer agent. A return envelope is included for your convenience.

Beneficial owners of shares of common stock which are registered in names other than their own (e.g., street name, etc.) may participate only in the dividend reinvestment portion of the Plan by making arrangements with their broker or bank to participate on their behalf through the Depository Trust Company.

Details and answer to some of the most commonly asked questions about the Dividend Reinvestment and Cash Purchase Plan are listed in this brochure. If you have any questions, you may contact ChaseMellon Shareholder Services at 1(800) 851-9677.

We encourage you to join the Company´s Dividend Reinvestment and Cash Purchase Plan and benefit from its advantages. It is our commitment to continue creating value for our shareholders.

Sincerely,

/s/ Juan Arenado

President and Chief Executive Officer

QUESTIONS & ANSWERS

What is the Dividend Reinvestment Plan?

The Plan enables you to increase your holdings systematically and economically in the Company without having to pay brokerage commissions or service fees on purchases of the Company´s common stock. The dividends on your designated Company´s common stock shares are deposited directly with the Chase Manhattan Bank (the "Plan Agent"), who will purchase additional shares of SBP common stock for you on the open market, at the prevailing price. Santander BanCorp pays the brokerage commissions and bank service charges connected to the dividend reinvested.

What advantages does the Plan offer?

    Your SBP common stock holdings increase easily and inexpensively.

    Your dividends reinvested in additional stock holdings generate extra income.

    You pay no fees or commissions on your reinvested dividends.

    Your dividends are used fully, since fractional and full shares are credited to your account.

    You may increase your stock holdings through the Plan´s voluntary cash investment feature.

    Your regular cash investments called "dollar-cost averaging" produces long range benefits.

    You will be allowed to deposit your registered shares with the Plan Agent for safekeeping without any charge.

Who is eligible to participate?

All holders of record of shares of Santander BanCorp Common Stock are eligible to participate in the Plan. Beneficial owners whose shares of common stock are registered in names other than their own (e.g. broker, bank nominee or other record holder) may participate only in the dividend reinvestment portion of the Plan by making arrangements with their brokers or bank to participate on their behalf through the Depository Trust Company. Only holders of records can participate in the optional cash payment feature of the Plan.

How to participate in the Plan?

After carefully reading this brochure, simply complete and sign the enclosed authorization card and return it to the Plan Agent at Investment Services, PO Box 3339, South Hackensack, NJ 07606-1939 in the enclosed prepaid envelope. If the stock is registered in more than one name (e.g. joint tenant, trustees, etc.) all registered holders must sign

What are my investment options?

    Full Dividends Reinvestment- Directs the Plan Agent to reinvest cash dividends with respect to all shares of common stock owned by the Participant (including whole and fractional shares acquired under the Plan) and permits shareholder of record to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan.

    Partial Dividend Reinvestment- Directs the Plan Agent to apply the cash dividends on the number of shares of common stock specified on the Authorization Card and to invest in additional shares of common stock any dividends paid on the remaining shares of common stock owned by the Participant. This option also permits shareholder of record to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan.

    Optional Cash Contributions- Permits shareholder of record to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan. Participants making optional cash payments are responsible for paying the brokerage commissions and bank service charges connected to the additional cash purchase.

    No Participation- Stockholders who do not wish to participate will receive cash dividends as declared, in the usual manner.

How are the dividends invested?

Following a dividend distribution by the company, if you have elected to participate in the Plan, your cash dividends will automatically be used to purchase the Company shares on the open market. Your account is then credited with full or fractional shares purchased with your dividends (computed to four decimal points), allowing participants to achieve full investment of funds. If your dividends are not enough to buy a full share, your account will be credited with a fractional share. You will receive quarterly account statements showing the amount of reinvested dividends as well as other transactions under the Plan. You should retain these quarterly statements for your records.

Who pays the costs?

The Company will cover all brokerage commissions and service fees related to the purchase of SBP shares through the Dividend Reinvestment Option. If you request to sell any or all shares from your account, you will pay the brokerage commissions and service fees, as applicable. A nominal service fee and brokerage commission will be deducted from your investment for the optional cash purchases. The fees will be noted in your investment statement.

May I reduce or increase the number of shares for which dividends are reinvested?

Yes. Request an authorization card from ChaseMellon Shareholder Services and complete it indicating the number of shares you now wish to have participating in the Dividend Reinvestment Plan.

Can I reinvest just part of my dividends?

Yes. You may mark to the box for partial dividend reinvestment on the authorization card and indicate the quantity of shares that you wish to include in the Plan.

Are optional cash purchases possible?

Yes. Once you have enrolled in the Plan you may invest any amount from $100 to $10,000 each month for the purchase of additional shares. You may vary the amount of each investment as long as it falls within the above limits. To make optional cash purchases, you may make the check or money order payable to The Chase Manhattan Bank and mail it to Investor Services, P.O. Box 3338 South Hackensack, NJ 07606-1938. Checks and money orders should be received no later than the lst of the month. The Plan Agent will promptly invest the dividends and any voluntary cash payments received, but in no event more than 30 days after their receipt, except where temporary curtailment or suspension of purchases if necessary to comply with applicable provisions of the Federal Securities Law. Your account will be credited for the full and fractional shares purchased with your investment. No interest will be paid on the funds held by the Plan Agent prior to the purchase of shares. You may withdraw your entire voluntary cash payment by written notice received by the Plan Agent not less than 48 hours before such payment is to be invested. A nominal service fee of $5 per transaction and brokerage commission of $0.12 per share will be deducted from your investment in connection to this transaction and will be noted in your investment statement. The investment statement will indicate the number of shares purchased under the Plan, the price paid per share, applicable trading and service fees and a summary of year to date transactions in your account. You should retain these statements for your records.

What constitutes the Safekeeping Service and how to participate?

Plan participants may deposit their share certificates of the Company´s common stock with the Company Transfer Agent to protect them from being lost, misplaced or stolen. Participants who wish to benefit from the safekeeping feature should mail their certificates to ChaseMellon Shareholder Services at P.O. Box 3338, South Hackensack, NJ 07606-1938. Certificates should be sent via registered mail with a completed Authorization Card specifying that the shares are furnished for safekeeping and that dividends on all or a portion of the shares are to be reinvested. The Transfer Agent will confirm the receipt of any shares which were delivered for safekeeping.

TAX CONSEQUENCES

Certain Tax Consequence of Participation in the Plan

The following statements on income tax consequences are based on the advice of Fiddler, González & Rodríguez, LLP and the tax laws of Puerto Rico and of the United States as in effect on the date of the Plan. The information provided below is a summary of the principal income tax consequences to a participant of the Plan and does not purport to be a comprehensive description of all income tax consequences to such participant. The laws upon which this summary is based are subject to change; and any of such changes could apply retroactively and could affect the continued validity of this summary. This summary contains interpretations of law with which the taxing authorities may not necessarily agree, and there can be no assurance that the matters contained in this summary would be sustained if challenged by said authorities. Plan participants are urged to contact their tax advisors in connection with the tax consequences of their participation in the Plan. This summary covers various general rules of income taxation; the same does not cover taxpayers subject to special rules or rules applicable to institutional investors. This summary does not address the income tax consequences to an individual who is not a citizen of the United States and who is not a resident of Puerto Rico or the United States.

Am I Subject to Income Taxes on my Reinvestment Dividends?

Any cash dividend on the common stock of the Company that is reinvested under the Plan will be taxable to the Plan participant in he same manner as if the participant had received the same. Any payment of brokerage commission or service fee made by the Company on behalf of the Plan participant will be treated as an additional cash dividend distribution on the common stock of the Company. The Plan participant´s tax basis in the Common Stock will include the price paid for said stock plus the commission or service fee applicable to the purchase transaction.

What are the Puerto Rico Income Tax Consequences for Individuals?

a. An individual participant in the Plan who is a resident of Puerto Rico for the particular taxable year will be subject to a special income tax equal to 10% of any cash dividend distribution on the common stock of the company. This special income tax will be withheld at the source, unless the participant has made an election not to have this tax withheld. Unless the election is make, the participant will be subject to the ordinary income tax rates, which may reach up to 33%.

b. An individual participant in the Plan who is a United States citizen not a resident of Puerto Rico for the particular taxable year (a "Non-Resident US Citizen") will be subject to be special 10% income tax withheld at the source on any cash dividend distribution on the common stock of the Company. This special income tax will not be withheld if the participant has made an election not to have said tax withheld. If such election is made, a 10% non-resident income tax withheld at the source will still apply unless the participant has filed a withholding tax exemption certificate for the particular taxable year. In the case that such certificate was filed, the maximum amount of Puerto Rico source gross income that the Non-Resident US Citizen may receive not subject to withholding for the taxable year is $1,300 if single, or $3,000 if married living with his or her spouse. Any dividend distribution on the common stock of the Company in excess of the specified amounts will be subject to the 10% non-resident income tax withheld at the source. A Non-Resident US Citizen will be required to file a Puerto Rico income tax return and will be subject to Puerto Rico income tax at the same rates as a Puerto Rico resident if his or her Puerto Rico source gross income for the taxable year exceeds the $1,300/$3,000 limits. The income tax withheld on cash dividends distributions on the Common Stock may be credited in the return against the resulting Puerto Rico income tax liability, if any, or refunded. Even though the Non-Resident US Citizen may be required to file a Puerto Rico income tax return for the taxable year, he or she will not be subject to Puerto Rico income tax if his or her gross income from sources within Puerto Rico for the taxable year is $3,300 or less if single, or $6,000 or less if married living with his or her spouse. A Non-Resident US Citizen will not be required to file a Puerto Rico income tax return if his or her gross income from sources within Puerto Rico for the taxable year consist only of cash dividend distributions on the common stock of the Company and such distributions are subject to the special 10% income tax withheld at the source.

c. An individual participant of the Plan who is a resident of Puerto Rico will realize gain on the sale or exchange of Common Stock in the measure that the cash and/or the fair market value of any property received on the transaction exceed the participant´s tax basis on the Common Stock. Any such gain will be subject to income tax under the same rules used to determine the income tax liability on gain realized on a sale or exchange of other common stock of the Company. Any such gain will be subject to income tax under the same rules used to determine the income tax liability on gain realized on a sale or exchange of other common stock of the Company.

d. A Plan participant who is a Non-Resident US Citizen will not be subject to income tax or to income tax withholding at the source on the sale or exchange of Common Stock if the participant is not engaged in a trade or business in Puerto Rico and any income realized on the transaction does not constitute income from sources within Puerto Rico.

What are the Puerto Rico Income Tax Consequences for Corporations?

a. In the case of a Plan participant that is a corporation organized under the laws of Puerto Rico (a "Domestic Corporation") and in the case of a Plan participant that is a corporation organized under the laws of a jurisdiction other than Puerto Rico but that is engaged in a trade or business in Puerto Rico for the particular taxable year (a "Resident Foreign Corporation") any cash dividend distribution on the common stock of the Company will be eligible for an 85% dividends received deduction, provided that said deduction does not exceed 85% of the participant´s net income reported in Puerto Rico for the particular taxable year.

b. In the case of a Plan participant that is a corporation organized under the laws of a jurisdiction other than Puerto Rico and that is not engaged in a trade or business in Puerto Rico for the particular taxable year (a " Non-Resident Foreign corporation") any cash dividend distribution on the common stock of the Company will be subject to a 10% income tax withheld at the source.

c. A Domestic Corporation will realize gain on the sale or exchange of Common Stock in the measure that the cash and/or the fair market value of any property received on the transaction exceed the corporation´s tax basis on the Common Stock. Any such gain will be subject to income tax under the same rules used to determine the income tax liability on gain realized on a sale or exchange of other common stock of the Company.

d. A Resident Foreign Corporation will not be subject to income tax on the sale or exchange of Common Stock if the income realized on the transaction does not constitute income, which is effectively connected with the conduct of a trade or business in Puerto Rico.

e. A Non-Resident Foreign Corporation will not be subject to income tax or to income tax withholding at the source on the sale or exchange of Common Stock if the income realized on the transaction does not constitute income from sources within Puerto Rico.

What is the Special Treatment for the Amounts of Brokerage Commissions and Service Fees?

a. The Company has received a ruling from the Secretary of the Treasury of Puerto Rico to the effect that income tax withholding at the source will not apply with respect to the amounts of brokerage commissions and service fees paid by the Company on behalf of Plan participants, and that Plan participants on whose behalf said trading and service fees are paid will in general be subject to income tax at the rate of 10% on the amounts of said commissions and fees.

b. Copy of this ruling will be available upon request.

What are the United States Federal Income Tax Consequences?

a. If the Plan participant is a United States citizen who is not a resident of Puerto Rico, any cash dividend distribution on the common stock of the Company will be subject to income tax. However, Puerto Rico income tax paid thereon generally may be used as a credit or as a deduction in the federal income tax return.

b. If the Plan participant is a corporation organized under the laws of the United States or of any state thereof, any cash dividend distribution on the common stock of the company will be included in gross income, and will not be eligible for the federal dividends received deduction. However, Puerto Rico income tax paid generally may be used as a credit or as a deduction in the federal income tax return.

c. If the Plan participant is a United States citizen who is a bona fide resident of Puerto Rico for the entire taxable year, any cash dividend distribution on the common stock of the Company, and any gain realized on the sale of Common Stock, may be excluded for federal income tax purposes.

Additional Information

For additional inquiries about the plan, Shareholders are invited to contact our Investor Relations Department or the Plan Agent as follows:

Santander BanCorp

Attn. Investor Relations Department

P.O. Box 362589

San Juan Puerto Rico 00936-2589

Telephone Number: (787) 250-2584 or (787) 250-2590

(Written inquiries should be directed through e-mail at mailto:investor.relations@bspr.com or to the address listed above).

or ChaseMellon Shareholder Services

Investment Services

P.O. Box 3388

South Hackensack, NJ 07606-1938

Telephone Number: (800) 851-9677

(Written inquiries should be directed through e-mail at chasemellon.com or to the address listed above).

TERMS & CONDITIONS

Terms and conditions of authorization for Dividend Reinvestment and Cash Purchase Plan

1. As Plan Agent for the participating stockholder, The Chase Manhattan Bank will apply (i) all or partial cash dividends on the common shares of the Company held by or for the participant (ii) all voluntary cash payments up to $10,000 per month made by the participant and (iii) dividends on any full and fractional shares (computed to four decimal points) acquired under the Plan to the purchase of the Company Common Stock for the participant´s account. The purchases may be made over-the-counter market at the prevailing stock price.

2. In making purchases for the participant´s account, the Plan Agent may commingle the participant´s funds with those of other stockholders of the Company participating in the program. The Plan Agent will hold the shares of all participants together in the name of its nominee. The Plan Agent shall have no responsibility as to the value of the Company´s stock acquired for the participant´s account. The Plan Agent will promptly invest the dividends and any voluntary cash payments received, but in no event more than 30 days after their receipt, except where temporary curtailment or suspension of purchases is necessary to comply with applicable provisions of the Federal Securities Law. Participant´s funds held by the Company un-invested will not bear interest, and it is to be understood that, in any event, the Plan Agent shall have no liability in connection with such inability to purchase shares or the timing of any purchases. A participant may withdraw his entire voluntary cash payment by written notice received by the Plan Agent not less than 48 hours before such payment is to be invested.

3. The Plan Agent will confirm the purchases so made as soon as practicable after the purchase are completed, but no certificates will be issued to a participant for such shares unless requested or until termination of the account. Such requests must be made in writing after the shares have been purchased. A separate request must be made for each withdrawal of certificates. No certificate for fractional shares will be issued. The Participant will be responsible for the service charge and the brokerage commission relating to the purchase of SBP common stock under the optional additional cash purchase.

4. The Plan Agent will forward all proxy solicitation material to participants and will vote any shares that it holds for the participants´ accounts in accordance with their direction. If a participant does not direct the Plan Agent as to how he wished his shares voted, the Plan Agent will not vote on his shares.

5. The Company will pay the Plan Agent´s service charge and the trading fees relating to the purchase of SBP common stock under the Dividend Reinvestment Option. The reinvestment of dividends does not relieve the participant of any income tax which may be payable on such dividends or on brokerage commissions or service charges paid on a participant´s behalf by the Company. Participants should contact their tax advisors on these matters.

6. A participant may terminate his account at any time prior to any dividend record date by writing to the Plan Agent. The Plan Agent may terminate the account by written notice mailed to the participant. As soon as practicable following receipt of notice of termination from the participant, the Plan Agent will send his certificates for the full shares in his account. If the participant so requests, the Plan Agent will sell such shares and deliver the proceeds, less a handling charge and brokerage commission. In every case of termination, the participant´s interest in a fractional share will be paid in cash at the then current market value of the company´s Common shares.

7. It is understood that any dividend or split shares distributed by the company on shares held by the Plan Agent for the participant will be credited to the participant´s account. In the event that the Bank makes available to its stockholders the right to purchase additional shares, debentures or other securities, the Plan Agent will sell such rights accruing to shares held by the Plan Agent for participants and invest the resultant funds in the Company´s Common Stock prior to or with the next regular cash dividend. Any participant who wishes to exercise stock purchase rights must request that stock certificates be sent to him by the Plan Agent as provided in item 3, prior to the record date of the rights or offering.

8. The Plan Agent shall not be liable hereunder for any act done in gook faith, or for any good faith omission to act, including, without limitation, any claims of liability (i) arising out of failure to terminate the participant´ s account upon the participant´s death prior to receipt of written notice of such death, and (ii) with respect to the prices at which shares are purchased for the participant´s account and the times such purchases are made.

9. The Company and the Plan Agent reserve the right to amend, modify, suspend, or terminate the Dividend Reinvestment and Cash Purchase Plan at anytime and for any reason. In the event of termination, each participant´s account will be terminated.

10. The terms and conditions of this authorization shall be governed by the laws of the State of New York.

Annual account fee	No charge
Enrollment fee	No charge
Reinvestment of dividends	No charge
Broker's Commission on reinvestment	No charge
Purchase of additional shares	$5.00 per transaction
Broker's Commission on additional purchase	$0.12 per share
Transfer shares as a gift	No charge
Certificate Safekeeping	No charge
Withdrawal or certificate issuance	No charge
Sale of Shares	$15.00
Termination Fee-issue certificate	No charge
Termination Fee-sell shares	$15.00
Broker's Commission on for sales	$0.12 per share
Original or current year duplicate statement	No charge
Duplicate statement-prior year	$20.00
Insufficient Funds Check	$25.00